January 2009

Amendment No. 1 dated January 26, 2009 to
Preliminary Terms No. 20
Registration Statement No. 333-156423
Dated January 21, 2009
Filed pursuant to Rule 433
INTEREST RATE STRUCTURED PRODUCTS

Senior Floating Rate Notes due 2012
Leveraged 10-Year CMS Observation Notes

As further described below, the notes will pay a variable amount of interest, which may be zero, equal to (i) the 10-Year Constant Maturity Swap Rate (“10CMS”) minus 3.00% to 3.25% (the “strike”) as determined annually, times (ii) a leverage factor of 7 to 8.  If 10CMS on any annual interest determination date is less than the strike, the interest rate on the notes for that annual interest payment period will be 0.00%.  In no event will the interest rate on the notes be less than 0.00%.
We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$ . May be increased prior to the original issue date but we are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	, 2009
Original issue date:	February 10, 2009 ( business days after the pricing date)
Maturity date:	February 10, 2012
Interest accrual date:	February 10, 2009
Reference index:	10-Year Constant Maturity Swap Rate. Please see “Additional Provisions” on page 2.
Interest:
A per annum rate equal to:

leverage factor x (reference index – strike)

For the purpose of determining the level of the reference index applicable to an annual interest payment period, the level of the reference index will be determined five (5) U.S. government securities business days prior to the related annual interest payment date (each an “interest determination date”).

If the level of the reference index on the related interest determination date is equal to or less than the strike, the interest rate on the notes will be the minimum interest rate of 0.00% for that annual interest payment period.

Leverage factor:	7 to 8. The actual leverage factor will be determined on the pricing date.
Strike:	3.00% to 3.25%. The actual strike will be determined on the pricing date.
Interest payment period:	Annual
Interest payment dates:
February 10, 2010, February 10, 2011 and the maturity date; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	Actual/Actual
Principal protection:	100%
Minimum interest rate:	0.00%
Specified currency:	U.S. dollars
CUSIP:	61745EX22
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent: Morgan Stanley & Co. Incorporated	Calculation agent: Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York Mellon
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note	100%	%	%
Total	$	$	$
(1) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

you should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement dated December 23, 2008                  Prospectus dated December 23, 2008

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.  FURTHERMORE, THE NOTES WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP:  MSPRB1208006

Senior Floating Rate Notes due 2012
Leveraged 10-Year CMS Observation Notes

Additional Provisions

10CMS

The 10-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time.

CMS Rate Fallback Provisions

If 10CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any day on which the level of the reference index must be determined, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to a 10 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate.  If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

U.S. Government Securities Business Day

U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

January 2009	Page 2

Senior Floating Rate Notes due 2012
Leveraged 10-Year CMS Observation Notes

Historical Information

The following graph sets forth the historical 10 Year swap rate for the period from January 1, 2004 to January 21, 2009.  The historical 10 Year swap rate should not be taken as an indication of the future performance of the reference index.  The graph below does not reflect the return the notes would have had during the periods presented because it does not take into account the leverage factor or the strike, which will be 3.00% to 3.25% (with the actual strike to be determined on the pricing date).  We cannot give you any assurance that the level of the reference index will be greater than the strike on any interest determination date during the term of the notes.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

Hypothetical Examples

The table below presents examples of the hypothetical interest rate that would be applicable during the term of the notes.  The table below assumes a leverage factor of 7.5 and a strike equal to 3.00%.  The examples below are for purposes of illustration only and would provide different results if different assumptions were made.  The actual annual interest payments will depend on the actual level of the reference index on the related annual interest determination date and whether or not the reference index is greater than the strike.  If the level of the reference index on the related interest determination date is equal to or less than the strike, the interest rate on the notes will be the minimum interest rate of 0.00% for that annual interest payment period.

Example	Hypothetical Level of the Reference Index	Hypothetical Interest Rate (per annum)	Hypothetical Annual Interest Payment
1	1.00%	0.000%	$0.00
2	1.50%	0.000%	$0.00
3	2.00%	0.000%	$0.00
4	2.50%	0.000%	$0.00
5	3.00%	0.000%	$0.00
6	3.25%	1.875%	$18.75
7	3.50%	3.750%	$37.50
8	3.75%	5.625%	$56.25
9	4.00%	7.500%	$75.00
10	4.25%	9.375%	$93.75
11	4.50%	11.250%	$112.50
12	5.00%	15.000%	$150.00

January 2009	Page 3

Senior Floating Rate Notes due 2012
Leveraged 10-Year CMS Observation Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in Leveraged 10-Year CMS Observation notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 10CMS, and other events that are difficult to predict and beyond the Issuer’s control.  This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

Yield Risk

▪
The Amount Of Annual Interest Payable On The Notes Is Uncertain And Could Be 0.0%.  During the term of the notes, interest is determined and paid only annually, and the amount of interest payable on the notes in any annual interest payment period will depend on whether the reference index is greater than the strike, which will be 3.00% to 3.25% (with the actual strike to be determined on the pricing date), on the related annual interest determination date.  If the reference index is less than the strike on any interest determination date, the rate of interest payable for the related interest payment period will be 0%.  As a result, the effective yield on the notes may be less than what would be payable on conventional, fixed-rate redeemable notes of the Issuer of comparable maturity.  The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

▪
The Level Of The Reference Index For an Annual Interest Payment Period Will Be Determined On A Single Day That Will Be The Fifth U.S. Government Securities Business Day Preceding The End Of The Annual Interest Payment Period.  Because the level of the reference index is determined only on the fifth U.S. government securities business day preceding the end of an annual interest payment period, if the level of the reference index on that day is less than or equal to the strike, no interest will be paid on the notes for the precedent year, even if the level of the reference index on any of the preceding calendar days in that year or on any subsequent remaining calendar days were actually greater than the strike.  Furthermore, the level of the reference index must increase above the strike on each annual interest determination date before you will receive any annual interest payment on your notes for any annual interest payment period (see “Historical Information”).

▪
The Historical Performance Of 10CMS Is Not An Indication Of Its Future Performance. Historical performance of 10CMS should not be taken as an indication of the future performance during the term of the notes.  Changes in the levels of 10CMS will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.  Furthermore, the historical performance of the reference index does not reflect the return the notes would have had because it does not take into account the leverage factor or the strike.

Market Risk

▪
The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.  Some of these factors include, but are not limited to: (i) changes in the levels of 10CMS, (ii) volatility of 10CMS, (iii) changes in U.S. interest and swap rates, (iv) any actual or anticipated changes in the issuer’s credit ratings or credit spreads and (v) time remaining to maturity.  Primarily, to the extent that the level of the reference index remains less than or equal to the strike, the market value of the notes may decrease and you are likely to receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

▪
The Inclusion Of Commissions And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley & Co. Incorporated (“MS & Co.”) is willing to purchase notes in

January 2009	Page 4

Senior Floating Rate Notes due 2012
Leveraged 10-Year CMS Observation Notes

secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Liquidity Risk

▪
Secondary Trading May be Limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes. MS & Co. currently intends to act as a market maker for the notes but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

Conflicts of Interest

▪
Issuer or Its Affiliates are Market Participants.  The issuer or one or more of their respective affiliates may, at present or in the future, publish research reports with respect to movements in interests rates generally or each of the components making up the reference index specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

▪
Economic Interests of the Calculation Agent may be Potentially Adverse to the Investors. Morgan Stanley Capital Services, Inc., the calculation agent, is an affiliate of the issuer. Any determinations made by the calculation agent may affect the payout to investors.

Credit Risk

▪
Investors Are Subject To The Issuer’s Credit Risk, And The Issuer’s Credit Ratings And Credit Spreads May Adversely Affect The Market Value Of The Notes.  Investors are dependent on the issuer’s ability to pay all amounts due on the notes on interest payment dates and at maturity, and, therefore, investors are subject to the issuer’s credit risk and to changes in the market’s view of the issuer’s creditworthiness.  Any decline in the issuer’s credit ratings or increase in the credit spreads charged by the market for taking the issuer’s credit risk is likely to adversely affect the value of the notes.

January 2009	Page 5

Senior Floating Rate Notes due 2012
Leveraged 10-Year CMS Observation Notes

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefor in New York, New York on February 10, 2009, which will be the                                 scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Tax Considerations

The notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation ― Tax Consequences to U.S. Holders ― Notes ― Floating Rate Notes.”

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called  “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”  Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.  Such non-U.S. investors should consult their tax advisers regarding the potential tax consequences of an investment in the notes.

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

January 2009	Page 6